

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 4546

March 23, 2017

Martin J. Duvall
Chief Executive Officer
Tocagen Inc.
3030 Bunker Hill Street, Suite 230
San Diego, CA 92109

> **Re:** **Tocagen Inc.**
> **Registration Statement on Form S-1**
> **Filed March 9, 2017**
> **File No. 333-216574**

Dear Mr. Duvall:

We have reviewed your registration statement and have the following comment. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments.

Management
Executive Officers, page 133

1. Please revise Mr. Foletta's background to describe his business experience during the past five years. Please see Item 401(e) of Regulation S-K for guidance.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mary Mast at (202) 551-3613 or Sharon Blume at (202) 551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Johnny Gharib at (202) 551-3170 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ Suzanne Hayes

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Karen E. Deschaine, Esq.
        Cooley LLP